FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of ..... July.............................................       , 2008
CANON INC.

(Translation of registrant’s name into English)
30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan

(Address of principal executive offices)
    [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F           X          Form 40-F
    [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
    Yes                      No           X
    [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

SIGNATURES
    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.
(Registrant)
Date.... July 24, 2008....	By....../s/...... Masashiro Kobayashi.................
(Signature)*
Masashiro Kobayashi
General Manager
Global Finance Management Center
Canon Inc.
*Print the name and title of the signing officer under his signature.
The following materials are included.
1. RESULTS FOR THE SECOND QUARTER AND THE FIRST HALF ENDED JUNE 30, 2008

RESULTS FOR THE SECOND QUARTER
AND THE FIRST HALF ENDED JUNE 30, 2008
July 24, 2008
CONSOLIDATED RESULTS FOR THE FIRST HALF
(Millions of yen, thousands of U.S. dollars, except per share amounts)

	Actual					Projected
	Six months	Six months	Change(%)	Six months	Year ended	Year ending
	ended	ended		ended	December 31,	December 31,	Change(%)
	June 30, 2008	June 30, 2007		June 30, 2008	2007	2008
	(Unaudited)	(Unaudited)		(Unaudited)

Net sales	¥2,113,432	¥2,166,724	- 2.5	$19,938,038	¥4,481,346	¥4,590,000	+ 2.4
Operating profit	330,983	388,876	- 14.9	3,122,481	756,673	770,000	+ 1.8
Income before income taxes and minority interests	339,245	406,141	- 16.5	3,200,425	768,388	785,000	+ 2.2
Net income	¥214,485	¥255,183	- 15.9	$2,023,443	¥488,332	¥500,000	+ 2.4

Net income per share:
- Basic	¥170.08	¥194.38	- 12.5	$1.60	¥377.59	¥396.47	+ 5.0
- Diluted	170.07	194.33	- 12.5	1.60	377.53	-	-

	Actual
	As of	As of	Change(%)	As of	As of
	June 30, 2008	June 30, 2007		June 30, 2008	December 31, 2007
	(Unaudited)	(Unaudited)		(Unaudited)

Total assets	¥4,458,196	¥4,608,514	- 3.3	$42,058,453	¥4,512,625

Stockholders’ equity	¥3,007,929	¥3,074,367	- 2.2	$28,376,689	¥2,922,336

Notes:	1. Canon’s consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles.
2. U.S. dollar amounts are translated from yen at the rate of JPY106= U.S.$1, the approximate exchange rate on the Tokyo Foreign
Exchange Market as of June 30, 2008, solely for the convenience of the reader.
NON-CONSOLIDATED RESULTS FOR THE FIRST HALF
(Millions of yen, thousands of U.S. dollars, except per share amounts)

	Actual
	Six months	Six months	Change(%)	Six months	Year ended
	ended	ended		ended	December 31,
	June 30, 2008	June 30, 2007		June 30, 2008	2007
	(Unaudited)	(Unaudited)		(Unaudited)

Net sales	¥1,395,347	¥1,370,988	+ 1.8	$13,163,651	¥2,887,912
Operating profit	235,890	280,363	- 15.9	2,225,377	533,841
Ordinary profit	256,211	302,276	- 15.2	2,417,085	552,843
Net income	¥168,439	¥200,925	- 16.2	$1,589,047	¥366,973

Net income per share	¥133.57	¥153.05	- 12.7	$1.26	¥283.75
Dividend per share	55.00	50.00	+ 10.0	0.52	110.00

	Actual
	As of	As of	Change(%)	As of	As of
	June 30, 2008	June 30, 2007		June 30, 2008	December 31, 2007
	(Unaudited)	(Unaudited)		(Unaudited)

Total assets	¥2,836,060	¥2,808,645	+ 1.0	$26,755,283	¥2,790,892

Net assets	¥1,981,996	¥2,042,600	- 3.0	$18,698,075	¥1,890,566

Note:	U.S. dollar amounts are translated from yen at the rate of JPY106 = U.S.$1, the approximate exchange rate on the Tokyo Foreign
Exchange Market as of June 30, 2008, solely for the convenience of the reader.

Canon Inc.	30-2, Shimomaruko 3-chome, Ohta-ku,
Headquarter office	Tokyo 146-8501, Japan
Phone: +81-3-3758-2111

I. Operating Results and Financial Conditions
2008 First Half in Review
Looking back at the global economy in the first half of 2008, in the United States, housing investment remained lackluster during the period due to the subprime loan crisis while escalating crude oil prices led to slack consumer spending. In Europe, growth of consumer spending was sluggish due to a rise in prices, and exports suffered a slowdown due to the appreciation of the euro. Within Asia, although the effects of the U.S. and European economies resulted in a slight slowdown, the Asian economy, led by China, continued to realize a high rate of growth. In Japan, consumer spending floundered amid uncertainty over the future while export growth was limited due to the slowdown in the global economy and the appreciation of the yen.
As for the markets in which Canon operates, within the office imaging product market, amid the shift toward color models and advanced functionality, demand for network digital multifunction devices (MFDs) remained low primarily in the U.S. market due to the deterioration of the business climate. As for computer peripherals, including printers, demand for laser beam printers continued to display growth, mainly for color models. With regard to inkjet printers, demand continued to shift from single-function to multifunction models amid fierce price competition within the market. Within the digital camera segment, demand for digital single-lens reflex (SLR) cameras and digital compact cameras grew steadily during the term. In the optical equipment segment, while demand for steppers, utilized in the production of semiconductors, remained low due to restrained facility investment by device manufacturers, the market for aligners, used to produce liquid crystal display (LCD) panels, improved dramatically thanks to a recovery in capital spending by LCD panel manufacturers. The average value of the yen for the first half was ¥104.69 to the U.S. dollar, a year-on-year appreciation of about 13%, and ¥160.69 to the euro, approximately the same level as the year-ago period.
Amid these conditions, Canon has been working steadily to strengthen the company’s management foundation by bolstering competitiveness in each business field through management innovations. During the first six months of the year, sales volumes of digital cameras, color network MFDs and other products increased supported by the enhancement of market share and recording sales increases on a local-currency basis. The negative effect, however, of the sharp and sudden appreciation of the yen against the U.S. dollar resulted in consolidated net sales for the first half of ¥2,113.4 billion (U.S.$19,938 million), a year-on-year decrease of 2.5%. Despite the continued launch of new products and ongoing cost-cutting efforts, the gross profit ratio for the first half was 49.3%, a decline of 1.8 points due to such factors as the rapid appreciation of the yen against the U.S. dollar and escalating resource and materials costs. As such, first-half gross profit declined by 6.0% to ¥1,041.5 billion (U.S.$9,825 million) from the year-ago period. While R&D expenditures grew by 3.1% compared with the same period for the previous year, group-wide expense-reduction efforts supported a decrease in operating expenses of 1.1% year on year. Consequently, operating profit in the first half totaled ¥331.0 billion (U.S.$3,122 million), a decline of 14.9% compared with last year. Other income (deductions) decreased by ¥9.0 billion (U.S.$85 million), mainly due to a reduced interest income and a drop in earnings on investments in affiliates accounted for by the equity method. As a result, while income before income taxes and minority interests for the first half totaled ¥339.2 billion (U.S.$3,200 million), a decline of 16.5%, and first-half net income also recorded a decrease of 15.9% to ¥214.5 billion (U.S.$2,023 million), the net income ratio, at 10.1%, remained at a double-digit level.
Basic net income per share for the first half was ¥170.08 (U.S.$1.60), a year-on-year decline of ¥24.30 (U.S.$0.23).

Results by Product Segment
Reviewing first-half consolidated results by business sector, within the business machine segment, despite sales growth for such products as the competitively priced iR C3580 series of color network digital MFDs, the appreciation of the yen along with restrained investment in office equipment as a result of concerns regarding business performance had a negative impact on sales led by the U.S. market. Consequently, business machine sales overall declined by 5.3% year on year. In the field of computer peripherals, despite a steady increase in sales of laser beam printers on a local-currency basis, the significant impact of the yen’s appreciation against the U.S. dollar resulted in a decrease in sales of 3.9% from the year-ago period. As for inkjet printers, however, home-use multifunction models such as the PIXMA MP610, as well as business-use MFDs equipped with a facsimile function, recorded an increase in unit sales with sales of related consumables also expanding, which contributed to a sales increase of 2.8% despite the impact of the yen’s appreciation. As a result, first-half profit for computer peripherals overall declined by 2.3%. As for business information products, a drop in demand for personal computer sales in the Japanese domestic market resulted in a reduction in sales of 12.6%. Collectively, sales of business machines overall during the term totaled ¥1,389.0 billion (U.S.$13,104 million), dropping 4.0% from the year-ago period. Operating profit for the segment totaled ¥303.0 billion (U.S.$2,859 million), a year-on-year decrease of 9.7%, as a result of lower gross profit ratio due to the appreciation of the yen.
Within the digital camera segment, the high-resolution, competitively priced EOS Digital Rebel XSi and advanced-amateur model EOS 40D contributed to robust sales while also boosting sales of interchangeable lenses and other accessories. Sales volume of digital compact cameras also maintained stable growth, bolstered by the launch of 7 new models, including 4 new stylish ELPH (IXUS)-series models and 3 new PowerShot-series models that cater to a range of photographic demands. As a result, while year-on-year sales volume for digital cameras rose by 16%, overall camera sales for the first half grew by only 1.9% from the year-ago period to ¥529.4 billion (U.S.$4,994 million) due to the dramatic appreciation of the yen against the U.S. dollar along with fierce price competition. Additionally, operating profit for the camera segment decreased by 18.0% year on year to ¥112.6 billion (U.S.$1,062 million) as a result of the significant decline in the gross profit ratio for the sector.
In the optical and other products segment, while sales of aligners, used to produce LCD panels, gained momentum owing to a recovery in demand by LCD panel manufacturers, sales of steppers, used in the production of semiconductors, remained stagnant throughout the period due to market shrinkage. As a result, sales for the segment totaled ¥195.0 billion (U.S.$1,840 million), a year-on-year decrease of 2.8%, while operating profit for the segment fell by 74.2% to ¥5.5 billion (U.S.$52 million).
Cash Flow
In the first half of 2008, Canon generated cash flow from operating activities of ¥335.6 billion (U.S.$3,166 million), a decrease of ¥104.7 billion (U.S.$988 million) compared with the corresponding period for last year, reflecting the decrease in net income. Cash flow from investing activities totaled ¥289.5 billion (U.S.$2,732 million), a year-on-year increase of ¥80.2 billion (U.S.$756 million), due to such factors as aggressive facility investment to reinforce production capabilities and the payment to acquire shares of Hitachi Displays, Ltd. toward the launch of Canon’s display business. As a result, free cash flow totaled ¥46.1 billion (U.S.$435 million), deteriorating by ¥184.9 billion (U.S.$1,744 million).
Cash flow from financing activities recorded an outlay of ¥85.0 billion (U.S.$802 million), mainly resulting from the dividend payout of ¥75.7 billion (U.S.$714 million). Consequently, cash and cash equivalents decreased by ¥78.1 billion (U.S.$736 million) to ¥866.4 billion (U.S.$8,174 million) from the end of the previous year, including the ¥39.2 billion (U.S.$369 million) negative impact of currency translation due to the appreciation of the yen against the U.S. dollar.
Non-consolidated Results
While first-half non-consolidated net sales totaled ¥1,395.3 billion (U.S.$13,164 million), a year-on-year increase of 1.8%, ordinary profit declined by 15.2% to ¥256.2 billion (U.S.$2,417 million) and net income fell by 16.2% to ¥168.4 billion (U.S.$1,589 million) due to the impact of foreign currency exchange rates, which also had a similar impact on the company’s consolidated financial results.

Outlook
As for the outlook for the global economy in the third quarter and thereafter, fallout from the subprime loan crisis, including financial instability and escalating prices of crude oil and raw materials, have led to rising anxiety over an economic slowdown and uncertainty about the future. Amid this environment, while the economic slowdown is likely to continue among developed countries for the time being, these economies are expected to gradually move toward recovery as the effects of financial policies and economic stimulus measures in the U.S. and other countries begin to materialize from the end of the year. As for emerging-market economies, including those of Asia and Russia, despite the negative economic influence of developed countries, these regions are expected to continue enjoying high rates of growth.
In the businesses in which the Canon is involved, the market for digital SLR and digital compact cameras is projected to continue achieving healthy expansion amid intensifying price competition. Demand for color network digital MFDs and color laser beam printers is also expected to remain solid amid continued price competition and shifting market demand toward lower priced models. While the market for steppers will likely remain depressed, the market for aligners is expected to stage a healthy recovery owing to large-scale facility investment by LCD panel manufacturers.
As for currency exchange rates from the third quarter onward, on which Canon’s performance outlook for the full year is based, while uncertainty over future interest rate policies and economic prospects for major countries is likely to continue, Canon anticipates exchange rates of ¥105 to the U.S. dollar and ¥165 to the euro, representing year-on-year appreciation of approximately 9% against the U.S. dollar and depreciation of about 1% against the euro. Upon taking into consideration first-half business results as well as the expected business climate based on these foreign exchange rate assumptions, the company has slightly revised its projected consolidated net sales upwards to ¥4,590.0 billion (U.S.$43,302 million), while maintaining earlier announced projections for operating profit of ¥770.0 billion (U.S.$7,264 million), income before income taxes and minority interests of ¥785.0 billion (U.S.$7,406 million), and net income of ¥500.0 billion (U.S.$4,717 million).

Fiscal year		Millions of yen
	Year ending		Change	Year ended	Change (%)
	December 31, 2008			December 31, 2007
	Previous Outlook (A)	Revised Outlook (B)	(B - A)	Results (C)	(B - C) / C

Net sales	¥4,570,000	¥4,590,000	¥20,000	¥4,481,346	+ 2.4%
Operating profit	770,000	770,000	-	756,673	+ 1.8%
Income before income taxes and minority interests	785,000	785,000	-	768,388	+ 2.2%
Net income	500,000	500,000	-	488,332	+ 2.4%

Basic Policy Regarding Profit Distribution
Canon is being more proactive in returning profits to shareholders, mainly in the form of a dividend, taking into consideration planned future investments, free cash flow, and the company’s consolidated business performance. Specifically, Canon’s medium- to long-term objective is to continuously strive to raise its consolidated payout ratio to approximately 30%.
The company plans to distribute a full-year dividend for fiscal 2008 totaling ¥110.00 (U.S.$1.04), comprising an interim dividend of ¥55.00 (U.S.$0.52) per share, and a year-end dividend of ¥55.00 (U.S.$0.52) per share.
This document contains forward-looking statements with respect to future results, performance and achievements that are subject to risk and uncertainties and reflect management’s views and assumptions formed by available information. All statements other than statements of historical fact are statements that could be considered forward-looking statements. When used in this document, words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project” or “should” and similar expressions, as they relate to Canon, are intended to identify forward-looking statements. Many factors could cause the actual results, performance or achievements of Canon to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptance of new products or services by Canon’s targeted customers, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this document. A detailed description of these and other risk factors is included in Canon’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. Canon does not intend or assume any obligation to update these forward-looking statements.

II. Management Policy
  (1) Basic Policy
Under the corporate philosophy of kyosei—living and working together for the common good—Canon’s basic management policy is to contribute to the prosperity and well-being of the world while endeavoring to become a truly excellent global corporate group targeting continued growth and development.
  (2) Management Goals
Based on this basic management policy, Canon launched two consecutive five-year management plans—Phase I of its Excellent Global Corporation Plan in 1996, and Phase II in 2001— with the aim of becoming a truly excellent global corporation. Through these two management plans, the company promoted a range of management reforms, thoroughly strengthening its product competitiveness and financial base. Since 2006, under a new five-year management plan—Phase III, which targets further growth and improved corporate value—Canon is pursuing “sound growth,” making use of the solid management foundation achieved through the two preceding plans, and further expanding its corporate scale while maintaining a high level of profitability. In particular, the company is focusing on the following five important management objectives.
1)	Achieving the overwhelming No. 1 position worldwide in all current core businesses

2)	Expanding business operations through diversification

3)	Identifying new business domains and accumulating required technologies

4)	Establishing new production systems to sustain international competitiveness

5)	Nurturing truly autonomous and strong individuals promoting everlasting corporate reforms
  (3) Business Challenges and Countermeasures
At Canon, the creation of new businesses and maintaining a high profitability structure represent two very important management objectives to ensure continuous future growth.
     As for new businesses, the company is promoting research based on leading-edge technologies in its areas of expertise, such as biotechnology, nanotechnology and life sciences. At the same time, Canon is also looking into M&A opportunities and business tie-ups toward launching such businesses. Additionally, the company aims to enter the display business, moving away from a focus on still images while strengthening the ability to deliver video images, which will play an increasingly important role in the broadband era.
     With regard to maintaining the company’s current high profitability structure, in order to effectively respond to the intensifying price competition centered on the consumer goods market and the investment burden that accompanies the launch of competitive new businesses, Canon believes that it is important to further improve the profit-earning ability of current businesses. To facilitate this, the company is promoting the development of new products and actively carrying out cost-reduction activities.
     Canon also views its approach to the environment as an important management issue. From the product planning stage through to design, development, production, sales, use, recovery and recycling, the company focuses its energies on such areas as creating environmentally conscious products that realize energy efficiency, resource efficiency, and eliminate the use of hazardous substances. Additionally, Canon actively promotes the development of recycling systems, the expansion of green procurement policies, the disclosure of environmental information, and participation in environmental conservation activities at the community level.

CANON INC. AND SUBSIDIARIES
CONSOLIDATED
III. Financial Statements
1. CONSOLIDATED STATEMENTS OF INCOME

Results for the second quarter	Millions of yen				Thousands of
					U.S. dollars
	Three months	Three months			Three months
	ended	ended	Change(%)		ended
	June 30, 2008	June 30, 2007			June 30, 2008
	(Unaudited)	(Unaudited)			(Unaudited)
Net sales	¥1,105,894	¥1,126,931	-	1.9	$10,432,962
Cost of sales	564,304	553,054			5,323,622

Gross profit	541,590	573,877	-	5.6	5,109,340
Operating expenses:
Selling, general and administrative expenses	285,529	295,067			2,693,670
Research and development expenses	95,908	97,337			904,793

	381,437	392,404			3,598,463

Operating profit	160,153	181,473	-	11.7	1,510,877
Other income (deductions):
Interest and dividend income	4,773	9,112			45,028
Interest expense	(251)	(402)			(2,368)
Other, net	7,928	8,114			74,793

	12,450	16,824			117,453

Income before income taxes and minority interests	172,603	198,297	-	13.0	1,628,330
Income taxes	61,304	70,289			578,339

Income before minority interests	111,299	128,008			1,049,991
Minority interests	3,458	4,075			32,623

Net income	¥107,841	¥123,933	-	13.0	$1,017,368

Note: Comprehensive income for the three months ended June 30, 2008 and 2007 was JPY 160,962 million (U.S.$ 1,518,509 thousand) and JPY 172,538 million, respectively.

Results for the first half	Millions of yen				Thousands of	Millions of yen
					U.S. dollars
	Six months	Six months			Six months	Year ended
	ended	ended	Change(%)		ended	December 31,
	June 30, 2008	June 30, 2007			June 30, 2008	2007
	(Unaudited)	(Unaudited)			(Unaudited)
Net sales	¥2,113,432	¥2,166,724	-	2.5	$19,938,038	¥4,481,346
Cost of sales	1,071,977	1,059,170			10,112,991	2,234,365

Gross profit	1,041,455	1,107,554	-	6.0	9,825,047	2,246,981
Operating expenses:
Selling, general and administrative expenses	535,009	548,411			5,047,255	1,122,047
Research and development expenses	175,463	170,267			1,655,311	368,261

	710,472	718,678			6,702,566	1,490,308

Operating profit	330,983	388,876	-	14.9	3,122,481	756,673
Other income (deductions):
Interest and dividend income	10,966	17,367			103,453	32,819
Interest expense	(663)	(795)			(6,255)	(1,471)
Other, net	(2,041)	693			(19,254)	(19,633)

	8,262	17,265			77,944	11,715

Income before income taxes and minority interests	339,245	406,141	-	16.5	3,200,425	768,388
Income taxes	117,338	142,836			1,106,963	264,258

Income before minority interests	221,907	263,305			2,093,462	504,130
Minority interests	7,422	8,122			70,019	15,798

Net income	¥214,485	¥255,183	-	15.9	$2,023,443	¥488,332

Note: Comprehensive income for the six months ended June 30, 2008 and 2007 was JPY 161,371 million (U.S.$ 1,522,368 thousand) and JPY 356,634 million, respectively.

CANON INC. AND SUBSIDIARIES
CONSOLIDATED
2. DETAILS OF SALES

	Millions of yen				Thousands of
Results for the second quarter					U.S. dollars
	Three months	Three months			Three months
Sales by product	ended	ended	Change(%)		ended
	June 30, 2008	June 30, 2007			June 30, 2008
	(Unaudited)	(Unaudited)			(Unaudited)
Business machines:
Office imaging products	¥311,575	¥326,866	-	4.7	$2,939,387
Computer peripherals	363,652	377,590	-	3.7	3,430,679
Business information products	21,981	26,740	-	17.8	207,368

	697,208	731,196	-	4.6	6,577,434
Cameras	310,416	297,131	+	4.5	2,928,453
Optical and other products	98,270	98,604	-	0.3	927,075

Total	¥1,105,894	¥1,126,931	-	1.9	$10,432,962

	Millions of yen				Thousands of
					U.S. dollars
	Three months	Three months			Three months
Sales by region	ended	ended	Change(%)		ended
	June 30, 2008	June 30, 2007			June 30, 2008
	(Unaudited)	(Unaudited)			(Unaudited)
Japan	¥218,818	¥225,843	-	3.1	$2,064,321
Overseas:
Americas	314,785	335,325	-	6.1	2,969,670
Europe	379,508	384,588	-	1.3	3,580,264
Other areas	192,783	181,175	+	6.4	1,818,707

	887,076	901,088	-	1.6	8,368,641

Total	¥1,105,894	¥1,126,931	-	1.9	$10,432,962

	Millions of yen				Thousands of	Millions of yen
Results for the first half					U.S. dollars
	Six months	Six months			Six months	Year ended
Sales by product	ended	ended	Change(%)		ended	December 31,
	June 30, 2008	June 30, 2007			June 30, 2008	2007
	(Unaudited)	(Unaudited)			(Unaudited)
Business machines:
Office imaging products	¥599,099	¥632,428	-	5.3	$5,651,877	¥1,290,788
Computer peripherals	743,161	760,687	-	2.3	7,010,953	1,537,511
Business information products	46,734	53,472	-	12.6	440,887	107,243

	1,388,994	1,446,587	-	4.0	13,103,717	2,935,542
Cameras	529,411	519,574	+	1.9	4,994,443	1,152,663
Optical and other products	195,027	200,563	-	2.8	1,839,878	393,141

Total	¥2,113,432	¥2,166,724	-	2.5	$19,938,038	¥4,481,346

	Millions of yen				Thousands of	Millions of yen
					U.S. dollars
	Six months	Six months			Six months	Year ended
Sales by region	ended	ended	Change(%)		ended	December 31,
	June 30, 2008	June 30, 2007			June 30, 2008	2007
	(Unaudited)	(Unaudited)			(Unaudited)
Japan	¥446,599	¥458,302	-	2.6	$4,213,198	¥947,587
Overseas:
Americas	585,449	641,949	-	8.8	5,523,104	1,336,168
Europe	716,624	722,379	-	0.8	6,760,604	1,499,286
Other areas	364,760	344,094	+	6.0	3,441,132	698,305

	1,666,833	1,708,422	-	2.4	15,724,840	3,533,759

Total	¥2,113,432	¥2,166,724	-	2.5	$19,938,038	¥4,481,346

Notes: 1.	The primary products included in each of the product segments are as follows:
Business machines:

Office imaging products :	Office network digital multifunction devices (MFDs) / Color network digital MFDs / Office copying machines / Personal-use copying machines / Full-color copying machines

Computer peripherals :	Laser beam printers / Inkjet multifunction peripherals / Single function inkjet printers / Image scanners

Business information products :	Computer information systems / Document scanners / Personal information products

Cameras :	Digital SLR cameras / Digital compact cameras / Interchangeable lenses / Digital video camcorders

Optical and other products :	Semiconductor production equipment / Mirror projection mask aligners for LCD panels / Broadcasting equipment / Medical equipment / Large format printers / Components
2.	The principal countries and regions included in each regional category are as follows:

Americas:	United States of America, Canada, Latin America / Europe: England, Germany, France, Netherlands /

Other Areas:	Asian regions, China, Oceania

CANON INC. AND SUBSIDIARIES
CONSOLIDATED
3. SEGMENT INFORMATION BY PRODUCT

Results for the second quarter	Millions of yen				Thousands of
					U.S. dollars
	Three months	Three months	Change(%)		Three months
	ended	ended			ended
	June 30, 2008	June 30, 2007			June 30, 2008
	(Unaudited)	(Unaudited)			(Unaudited)
Business machines
Net sales:
Unaffiliated customers	¥697,208	¥731,196	-	4.6	$6,577,434
Intersegment	-	-		-	-

Total	697,208	731,196	-	4.6	6,577,434

Operating cost and expenses	557,349	572,236	-	2.6	5,258,009

Operating profit	139,859	158,960	-	12.0	1,319,425

Cameras
Net sales:
Unaffiliated customers	¥310,416	¥297,131	+	4.5	$2,928,453
Intersegment	-	-		-	-

Total	310,416	297,131	+	4.5	2,928,453

Operating cost and expenses	243,557	220,358	+	10.5	2,297,708

Operating profit	66,859	76,773	-	12.9	630,745

Optical and other products
Net sales:
Unaffiliated customers	¥98,270	¥98,604	-	0.3	$927,075
Intersegment	65,702	56,258	+	16.8	619,830

Total	163,972	154,862	+	5.9	1,546,905

Operating cost and expenses	163,785	151,469	+	8.1	1,545,141

Operating profit	187	3,393	-	94.5	1,764

Corporate and Eliminations
Net sales:
Unaffiliated customers	¥-	¥-		-	$-
Intersegment	(65,702)	(56,258)		-	(619,830)

Total	(65,702)	(56,258)		-	(619,830)

Operating cost and expenses	(18,950)	1,395		-	(178,773)

Operating profit	(46,752)	(57,653)		-	(441,057)

Consolidated
Net sales:
Unaffiliated customers	¥1,105,894	¥1,126,931	-	1.9	$10,432,962
Intersegment	-	-		-	-

Total	1,105,894	1,126,931	-	1.9	10,432,962

Operating cost and expenses	945,741	945,458	+	0.0	8,922,085

Operating profit	160,153	181,473	-	11.7	1,510,877

Note:	General corporate expenses of JPY 46,542 million (U.S.$439,075 thousand) and JPY 57,663 million in the three months ended June 30, 2008 and 2007, respectively, are included in “Corporate and Eliminations.”

CANON INC. AND SUBSIDIARIES
CONSOLIDATED

Results for the first half	Millions of yen				Thousands of	Millions of yen
					U.S. dollars
	Six months	Six months	Change(%)		Six months	Year ended
	ended	ended			ended	December 31,
	June 30, 2008	June 30, 2007			June 30, 2008	2007
	(Unaudited)	(Unaudited)			(Unaudited)
Business machines
Net sales:
Unaffiliated customers	¥1,388,994	¥1,446,587	-	4.0	$13,103,717	¥2,935,542
Intersegment	-	-		-	-	-

Total	1,388,994	1,446,587	-	4.0	13,103,717	2,935,542

Operating cost and expenses	1,085,956	1,111,116	-	2.3	10,244,868	2,285,281

Operating profit	303,038	335,471	-	9.7	2,858,849	650,261

Cameras
Net sales:
Unaffiliated customers	¥529,411	¥519,574	+	1.9	$4,994,443	¥1,152,663
Intersegment	-	-		-	-	-

Total	529,411	519,574	+	1.9	4,994,443	1,152,663

Operating cost and expenses	416,826	382,271	+	9.0	3,932,320	845,237

Operating profit	112,585	137,303	-	18.0	1,062,123	307,426

Optical and other products
Net sales:
Unaffiliated customers	¥195,027	¥200,563	-	2.8	$1,839,878	¥393,141
Intersegment	121,917	107,917	+	13.0	1,150,161	238,659

Total	316,944	308,480	+	2.7	2,990,039	631,800

Operating cost and expenses	311,427	287,095	+	8.5	2,937,992	610,720

Operating profit	5,517	21,385	-	74.2	52,047	21,080

Corporate and Eliminations
Net sales:
Unaffiliated customers	¥-	¥-		-	$-	¥-
Intersegment	(121,917)	(107,917)		-	(1,150,161)	(238,659)

Total	(121,917)	(107,917)		-	(1,150,161)	(238,659)

Operating cost and expenses	(31,760)	(2,634)		-	(299,623)	(16,565)

Operating profit	(90,157)	(105,283)		-	(850,538)	(222,094)

Consolidated
Net sales:
Unaffiliated customers	¥2,113,432	¥2,166,724	-	2.5	$19,938,038	¥4,481,346
Intersegment	-	-		-	-	-

Total	2,113,432	2,166,724	-	2.5	19,938,038	4,481,346

Operating cost and expenses	1,782,449	1,777,848	+	0.3	16,815,557	3,724,673

Operating profit	330,983	388,876	-	14.9	3,122,481	756,673

Note:	General corporate expenses of JPY 89,837 million (U.S.$847,519 thousand) and JPY105,293 million in the six months ended June 30, 2008 and 2007, respectively, are included in “Corporate and Eliminations.”

CANON INC. AND SUBSIDIARIES
CONSOLIDATED
4. SEGMENT INFORMATION BY GEOGRAPHIC AREA

Results for the first half	Millions of yen				Thousands of	Millions of yen
					U.S. dollars
	Six months	Six months	Change(%)		Six months	Year ended
	ended	ended			ended	December 31,
	June 30, 2008	June 30, 2007			June 30, 2008	2007
	(Unaudited)	(Unaudited)			(Unaudited)
Japan
Net sales:
Unaffiliated customers	¥501,874	¥509,863	-	1.6	$4,734,660	¥1,048,310
Intersegment	1,193,604	1,187,290	+	0.5	11,260,415	2,494,251

Total	1,695,478	1,697,153	-	0.1	15,995,075	3,542,561

Operating cost and expenses	1,330,652	1,279,891	+	4.0	12,553,320	2,722,672

Operating profit	364,826	417,262	-	12.6	3,441,755	819,889

Americas
Net sales:
Unaffiliated customers	¥581,309	¥638,428	-	8.9	$5,484,047	¥1,329,479
Intersegment	1,698	2,357	-	28.0	16,019	4,608

Total	583,007	640,785	-	9.0	5,500,066	1,334,087

Operating cost and expenses	570,535	616,935	-	7.5	5,382,406	1,281,805

Operating profit	12,472	23,850	-	47.7	117,660	52,282

Europe
Net sales:
Unaffiliated customers	¥715,716	¥721,697	-	0.8	$6,752,038	¥1,499,821
Intersegment	2,378	1,891	+	25.8	22,434	3,496

Total	718,094	723,588	-	0.8	6,774,472	1,503,317

Operating cost and expenses	700,913	693,929	+	1.0	6,612,387	1,441,972

Operating profit	17,181	29,659	-	42.1	162,085	61,345

Others
Net sales:
Unaffiliated customers	¥314,533	¥296,736	+	6.0	$2,967,293	¥603,736
Intersegment	386,513	406,074	-	4.8	3,646,349	824,844

Total	701,046	702,810	-	0.3	6,613,642	1,428,580

Operating cost and expenses	674,447	678,757	-	0.6	6,362,708	1,378,306

Operating profit	26,599	24,053	+	10.6	250,934	50,274

Corporate and Eliminations
Net sales:
Unaffiliated customers	¥-	¥-		-	$-	¥-
Intersegment	(1,584,193)	(1,597,612)		-	(14,945,217)	(3,327,199)

Total	(1,584,193)	(1,597,612)		-	(14,945,217)	(3,327,199)

Operating cost and expenses	(1,494,098)	(1,491,664)		-	(14,095,264)	(3,100,082)

Operating profit	(90,095)	(105,948)		-	(849,953)	(227,117)

Consolidated
Net sales:
Unaffiliated customers	¥2,113,432	¥2,166,724	-	2.5	$19,938,038	¥4,481,346
Intersegment	-	-		-	-	-

Total	2,113,432	2,166,724	-	2.5	19,938,038	4,481,346

Operating cost and expenses	1,782,449	1,777,848	+	0.3	16,815,557	3,724,673

Operating profit	330,983	388,876	-	14.9	3,122,481	756,673

Note:	General corporate expenses of JPY 89,837 million (U.S.$847,519 thousand) and JPY105,293 million in the six months ended June 30, 2008 and 2007, respectively, are included in “Corporate and Eliminations.”

CANON INC. AND SUBSIDIARIES
CONSOLIDATED
5. CONSOLIDATED BALANCE SHEETS

	Millions of yen			Thousands of	Millions of yen
				U.S. dollars
	As of	As of	Change	As of	As of
	June 30, 2008	Dec. 31, 2007		June 30, 2008	June 30, 2007
	(Unaudited)			(Unaudited)	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	¥866,395	¥944,463	¥(78,068)	$8,173,538	¥1,108,728
Short-term investments	20,931	20,499	432	197,462	22,460
Trade receivables, net	703,690	794,240	(90,550)	6,638,585	729,298
Inventories	614,179	563,474	50,705	5,794,142	575,036
Prepaid expenses and other current assets	278,608	286,111	(7,503)	2,628,377	282,254

Total current assets	2,483,803	2,608,787	(124,984)	23,432,104	2,717,776

Noncurrent receivables	14,748	15,239	(491)	139,132	14,560
Investments	129,084	90,086	38,998	1,217,774	116,471
Property, plant and equipment, net	1,384,775	1,364,702	20,073	13,063,915	1,336,716
Other assets	445,786	433,811	11,975	4,205,528	422,991

Total assets	¥4,458,196	¥4,512,625	¥(54,429)	$42,058,453	¥4,608,514

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Short-term loans and current portion of long-term debt	¥16,114	¥18,317	¥(2,203)	$152,019	¥5,301
Trade payables	511,112	514,226	(3,114)	4,821,811	506,177
Accrued income taxes	106,407	150,726	(44,319)	1,003,840	135,090
Accrued expenses	316,407	357,525	(41,118)	2,984,972	318,330
Other current liabilities	182,574	215,911	(33,337)	1,722,396	215,850

Total current liabilities	1,132,614	1,256,705	(124,091)	10,685,038	1,180,748
Long-term debt, excluding current installments	10,138	8,680	1,458	95,642	16,290
Accrued pension and severance cost	42,979	44,710	(1,731)	405,462	49,210
Other noncurrent liabilities	53,268	57,324	(4,056)	502,528	63,198

Total liabilities	1,238,999	1,367,419	(128,420)	11,688,670	1,309,446

Minority interests	211,268	222,870	(11,602)	1,993,094	224,701

Stockholders’ equity:
Common stock	174,736	174,698	38	1,648,453	174,674
Additional paid-in capital	402,866	402,991	(125)	3,800,623	403,577
Legal reserve	52,500	46,017	6,483	495,283	45,730
Retained earnings	2,852,485	2,720,146	132,339	26,910,236	2,552,314
Accumulated other comprehensive income (loss)	(18,444)	34,670	(53,114)	(174,000)	104,169
Treasury stock	(456,214)	(456,186)	(28)	(4,303,906)	(206,097)

Total stockholders’ equity	3,007,929	2,922,336	85,593	28,376,689	3,074,367

Total liabilities and stockholders’ equity	¥4,458,196	¥4,512,625	¥(54,429)	$42,058,453	¥4,608,514

	Millions of yen		Thousands of	Millions of yen
			U.S. dollars
	As of	As of	As of	As of
	June 30, 2008	Dec. 31, 2007	June 30, 2008	June 30, 2007
Notes:	(Unaudited)		(Unaudited)	(Unaudited)

1.Allowance for doubtful receivables	¥13,213	¥14,547	$124,651	¥16,553
2.Accumulated depreciation	1,683,150	1,594,374	15,878,774	1,488,148
3.Accumulated other comprehensive income (loss):
Foreign currency translation adjustments	(25,571)	22,796	(241,236)	72,095
Net unrealized gains and losses on securities	4,686	6,287	44,208	9,503
Net gains and losses on derivative instruments	(2,288)	(849)	(21,585)	(2,640)
Pension liability adjustments	4,729	6,436	44,613	25,211

4.Time deposits and Marketable securities, which had been previously disclosed separately in the consolidated balance sheets, have been reclassified to Short-term investments to conform to the current year presentation.

CANON INC. AND SUBSIDIARIES
CONSOLIDATED
6. CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
Millions of yen

	Common Stock	Additional paid-in capital	Legal reserve	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock	Total stockholders’ equity

Balance at December 31, 2007	¥174,698	¥402,991	¥46,017	¥2,720,146	¥34,670	¥(456,186)	¥2,922,336

Conversion of convertible debt and other	38	(120)					(82)
Cash dividends				(75,663)			(75,663)
Transfers to legal reserve			6,483	(6,483)			-

Comprehensive income:
Net income				214,485			214,485
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments					(48,367)		(48,367)
Net unrealized gains and losses on securities					(1,601)		(1,601)
Net gains and losses on derivative instruments					(1,439)		(1,439)
Pension liability adjustments					(1,707)		(1,707)

Total comprehensive income							161,371

Repurchase of treasury stock, net		(5)				(28)	(33)

Balance at June 30, 2008 (Unaudited)	¥174,736	¥402,866	¥52,500	¥2,852,485	¥(18,444)	¥(456,214)	¥3,007,929

Balance at December 31, 2006	¥174,603	¥403,510	¥43,600	¥2,368,047	¥2,718	¥(5,872)	¥2,986,606

Cumulative effect of a change in accounting principle - adoption of EITF 06-2, net of tax				(2,204)			(2,204)
Conversion of convertible debt and other	71	63					134
Cash dividends				(66,582)			(66,582)
Transfers to legal reserve			2,130	(2,130)			-

Comprehensive income:
Net income				255,183			255,183
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments					49,237		49,237
Net unrealized gains and losses on securities					1,438		1,438
Net gains and losses on derivative instruments					(977)		(977)
Pension liability adjustments					51,753		51,753

Total comprehensive income							356,634

Repurchase of treasury stock, net		4				(200,225)	(200,221)

Balance at June 30, 2007 (Unaudited)	¥174,674	¥403,577	¥45,730	¥2,552,314	¥104,169	¥(206,097)	¥3,074,367

Balance at December 31, 2006	¥174,603	¥403,510	¥43,600	¥2,368,047	¥2,718	¥(5,872)	¥2,986,606

Cumulative effect of a change in accounting principle - adoption of EITF 06-2, net of tax				(2,204)			(2,204)
Conversion of convertible debt and other	95	(522)					(427)
Cash dividends				(131,612)			(131,612)
Transfers to legal reserve			2,417	(2,417)			-

Comprehensive income:
Net income				488,332			488,332
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments					(62)		(62)
Net unrealized gains and losses on securities					(1,778)		(1,778)
Net gains and losses on derivative instruments					814		814
Pension liability adjustments					32,978		32,978

Total comprehensive income							520,284

Repurchase of treasury stock, net		3				(450,314)	(450,311)

Balance at December 31, 2007	¥174,698	¥402,991	¥46,017	¥2,720,146	¥34,670	¥(456,186)	¥2,922,336

Thousands of U.S. dollars

Balance at December 31, 2007	$1,648,095	$3,801,802	$434,123	$25,661,755	$327,075	$(4,303,642)	$27,569,208

Conversion of convertible debt and other	358	(1,132)					(774)
Cash dividends				(713,802)			(713,802)
Transfers to legal reserve			61,160	(61,160)			-

Comprehensive income:
Net income				2,023,443			2,023,443
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments					(456,292)		(456,292)
Net unrealized gains and losses on securities					(15,104)		(15,104)
Net gains and losses on derivative instruments					(13,575)		(13,575)
Pension liability adjustments					(16,104)		(16,104)

Total comprehensive income							1,522,368

Repurchase of treasury stock, net		(47)				(264)	(311)

Balance at June 30, 2008 (Unaudited)	$1,648,453	$3,800,623	$495,283	$26,910,236	$(174,000)	$(4,303,906)	$28,376,689

CANON INC. AND SUBSIDIARIES
CONSOLIDATED
7.CONSOLIDATED STATEMENTS OF CASH FLOWS

	Millions of yen		Thousands of	Millions of yen
			U.S. dollars
	Six months	Six months	Six months	Year ended
	ended	ended	ended	December 31,
	June 30, 2008	June 30, 2007	June 30, 2008	2007
	(Unaudited)	(Unaudited)	(Unaudited)

Cash flows from operating activities:
Net income	¥214,485	¥255,183	$2,023,443	¥488,332
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	163,690	143,244	1,544,245	341,694
Loss on disposal of property, plant and equipment	4,452	3,571	42,000	9,985
Deferred income taxes	2,057	(8,738)	19,406	(35,021)
(Increase) decrease in trade receivables	75,641	65,822	713,594	(10,722)
Increase in inventories	(55,714)	(28,859)	(525,604)	(26,643)
Increase in trade payables	19,430	7,919	183,302	21,136
Increase (decrease) in accrued income taxes	(43,889)	(428)	(414,047)	14,988
Increase (decrease) in accrued expenses	(33,727)	(185)	(318,179)	43,035
Decrease in accrued (prepaid) pension and severance cost	(4,811)	(5,674)	(45,387)	(15,387)
Other, net	(6,016)	8,469	(56,754)	7,872

Net cash provided by operating activities	335,598	440,324	3,166,019	839,269

Cash flows from investing activities:
Purchases of fixed assets	(236,641)	(236,321)	(2,232,462)	(474,285)
Proceeds from sale of fixed assets	4,192	4,545	39,547	9,635
Purchases of available-for-sale securities	(7,014)	(1,840)	(66,170)	(2,281)
Proceeds from sale of available-for-sale securities	4,062	6,787	38,321	8,614
Proceeds from maturity of held-to-maturity securities	-	10,000	-	10,000
(Increase) decrease in time deposits	(204)	20,479	(1,925)	31,681
Acquisitions of subsidiaries, net of cash acquired	(209)	(12,520)	(1,972)	(15,675)
Purchases of other investments	(44,509)	(2,137)	(419,896)	(2,432)
Other, net	(9,218)	1,654	(86,962)	2,258

Net cash used in investing activities	(289,541)	(209,353)	(2,731,519)	(432,485)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	5,866	1,541	55,340	2,635
Repayments of long-term debt	(3,646)	(11,883)	(34,396)	(13,046)
Decrease in short-term loans	(2,670)	(334)	(25,189)	(358)
Dividends paid	(75,663)	(66,582)	(713,802)	(131,612)
Repurchases of treasury stock, net	(33)	(200,221)	(311)	(450,311)
Other, net	(8,824)	(2,291)	(83,246)	(11,691)

Net cash used in financing activities	(84,970)	(279,770)	(801,604)	(604,383)

Effect of exchange rate changes on cash and cash equivalents	(39,155)	1,901	(369,386)	(13,564)

Net decrease in cash and cash equivalents	(78,068)	(46,898)	(736,490)	(211,163)

Cash and cash equivalents at beginning of period	944,463	1,155,626	8,910,028	1,155,626

Cash and cash equivalents at end of period	¥866,395	¥1,108,728	$8,173,538	¥944,463

CANON INC. AND SUBSIDIARIES
CONSOLIDATED
8.BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES
(1)	GROUP POSITION
1.	Number of Group Companies

	June 30, 2008	December 31, 2007	Change
Subsidiaries	240	239	1
Affiliates	18	15	3
Total	258	254	4

2.	Change in Group of Entities Subsidiaries

Addition:	10 companies
Removal:	9 companies
Affiliates (Carried at Equity Basis)

Addition:	3 companies
3.	Subsidiaries listed on domestic stock exchange

  Tokyo Stock Exchange (1st section): Canon Marketing Japan Inc., Canon Electronics Inc., Canon Finetech Inc.
  Tokyo Stock Exchange (2nd section): Canon Software Inc.
  Osaka Stock Exchange (2nd section): Canon Machinery Inc.
  JASDAQ: Tokki Corporation
Osaka Stock Exchange (Hercules): e-System Corporation
(2)	SIGNIFICANT ACCOUNTING POLICIES
The accompanying consolidated financial statements reflect the adjustments which management believes are necessary to conform them with U.S. generally accepted accounting principles, except for the segment information, as required by Statement of Financial Accounting Standards No.131, “Disclosures about Segments of an Enterprise and Related Information.”

CANON INC. AND SUBSIDIARIES
CONSOLIDATED
9. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(1) NET INCOME PER SHARE

	Millions of yen		Thousands of	Millions of yen
Results for the first half			U.S. dollars
	Six months	Six months	Six months	Year ended
	ended	ended	ended	December 31,
	June 30, 2008	June 30, 2007	June 30, 2008	2007
	(Unaudited)	(Unaudited)	(Unaudited)

Net income
-Basic	¥214,485	¥255,183	$2,023,443	¥488,332
-Diluted	214,486	255,186	2,023,453	488,336

	Number of shares			Number of shares
Average common shares outstanding
-Basic	1,261,056,468	1,312,830,076		1,293,295,680
-Diluted	1,261,173,988	1,313,128,387		1,293,517,431

	Yen		U.S. dollars	Yen
Net income per share:
-Basic	¥170.08	¥194.38	$1.60	¥377.59
-Diluted	170.07	194.33	1.60	377.53
(2)	FINANCE RECEIVABLES AND OPERATING LEASES, ACQUISITIONS, MARKETABLE SECURITIES, STOCK OPTIONS, DERIVATIVE CONTRACTS AND OTHER
         The disclosure is omitted as it is not considered significant in this report.
(3)	SUBSEQUENT EVENT
        There is no significant subsequent event.

CANON INC.
NON-CONSOLIDATED
10. NON-CONSOLIDATED STATEMENTS OF INCOME
     (Parent company only)

	Millions of yen				Millions of yen

	Six months	Six months			Year ended
	ended	ended	Change(%)		December 31,
	June 30, 2008	June 30, 2007			2007

Net sales	¥1,395,347	¥1,370,988	+	1.8	¥2,887,912
Cost of sales	894,697	830,843			1,793,613

Gross profit	500,650	540,145	-	7.3	1,094,299
Selling, general and administrative expenses	264,760	259,782			560,458

Operating profit	235,890	280,363	-	15.9	533,841
Other income (deductions):
Interest and dividend income	10,149	15,654			18,870
Interest expense	(1,928)	(314)			(1,285)
Other, net	12,100	6,573			1,417

	20,321	21,913			19,002

Ordinary profit	256,211	302,276	-	15.2	552,843

Non-ordinary gain(loss), net	(1,579)	(939)			(3,470)

Income before income taxes	254,632	301,337			549,373
Income taxes	86,193	100,412			182,400

Net income	¥168,439	¥200,925	-	16.2	¥366,973

11. DETAILS OF SALES
     (Parent company only)

Sales by product	Millions of yen				Millions of yen
	Six months	Six months			Year ended
	ended	ended	Change(%)		December 31,
	June 30, 2008	June 30, 2007			2007

Business machines:
Office Imaging Products	¥256,627	¥277,128	-	7.4	¥540,926
Computer peripherals	631,824	647,416	-	2.4	1,331,983

	888,451	924,544	-	3.9	1,872,909
Cameras	413,873	368,753	+	12.2	851,522
Optical and other products	93,023	77,691	+	19.7	163,481

Total	¥1,395,347	¥1,370,988	+	1.8	¥2,887,912

Sales by region	Millions of yen				Millions of yen
	Six months	Six months			Year ended
	ended	ended	Change(%)		December 31,
	June 30, 2008	June 30,2007			2007

Japan	¥180,199	¥177,008	+	1.8	¥379,055
Overseas:
Americas	449,519	471,551	-	4.7	989,139
Europe	492,465	488,284	+	0.9	1,029,922
Other areas	273,164	234,145	+	16.7	489,796

	1,215,148	1,193,980	+	1.8	2,508,857

Total	¥1,395,347	¥1,370,988	+	1.8	¥2,887,912

CANON INC.	NON-CONSOLIDATED
12. NON-CONSOLIDATED BALANCE SHEETS
      ( Parent company only )

	Millions of yen

	As of	As of	Change	As of
	June 30, 2008	December 31, 2007		June 30, 2007
ASSETS
Current assets:
Cash	¥22,818	¥5,676	¥17,142	¥206,144
Trade receivables	811,661	838,322	(26,661)	833,828
Marketable securities	42,430	75,920	(33,490)	-
Inventories	260,594	226,950	33,644	231,673
Prepaid expenses and other current assets	206,854	209,650	(2,796)	159,629
Allowance for doubtful receivables	(1)	(8)	7	(19)

Total current assets	1,344,356	1,356,510	(12,154)	1,431,255

Fixed assets:
Net property, plant and equipment	927,128	912,986	14,142	866,142
Intangibles	43,125	42,497	628	37,810
Investments and other fixed assets	521,509	478,960	42,549	473,502
Allowance for doubtful receivables-noncurrent	(58)	(61)	3	(64)

Total fixed assets	1,491,704	1,434,382	57,322	1,377,390

Total assets	¥2,836,060	¥2,790,892	¥45,168	¥2,808,645

LIABILITIES AND NET ASSETS
Current liabilities:
Trade payables	¥422,046	¥421,884	¥162	¥376,860
Short-term loans	139,914	94,465	45,449	34,657
Accrued income taxes	78,830	115,668	(36,838)	104,212
Accrued warranty expenses	3,269	4,705	(1,436)	3,131
Accrued bonuses for employees	5,197	5,194	3	4,935
Accrued bonuses for directors	198	360	(162)	148
Other current liabilities	162,425	212,366	(49,941)	189,792

Total current liabilities	811,879	854,642	(42,763)	713,735

Noncurrent liabilities:
Convertible debenture	53	128	(75)	176
Accrued pension and severance cost	38,081	41,713	(3,632)	47,069
Accrued directors’ retirement benefits	1,449	1,368	81	1,261
Reserve for environmental provision	1,370	2,475	(1,105)	3,804
Accrued long service rewards for employees	1,232	-	1,232	-

Total noncurrent liabilities	42,185	45,684	(3,499)	52,310

Total liabilities	854,064	900,326	(46,262)	766,045

Net assets:
Stockholders’ equity	1,979,601	1,886,784	92,817	2,035,807
Difference of appreciation and conversion	2,333	3,782	(1,449)	6,793
Subscription rights to shares	62	-	62	-

Total net assets	1,981,996	1,890,566	91,430	2,042,600

Total liabilities and net assets	¥2,836,060	¥2,790,892	¥45,168	¥2,808,645

	As of	As of	As of
	June 30, 2008	December 31, 2007	June 30, 2007

1,Accumulated depreciation	¥915,209	¥848,039	¥782,984
Accumulated impairment loss	¥564	¥993	¥494
2,Cautionary obligation and other Cautionary obligation contract	¥20,786	¥22,721	¥24,231
3,Issuance of new stock capitalised those due to conversion of convertible bond	¥75	¥190	¥142
(Those capitalised)	(38)	(95)	(71)
Those due to conversion of convertible bond	¥75	¥190	¥142
(Those capitalised)	(38)	(95)	(71)
4,Number of stock newly issued (Thousand shares)	75	190	142
Those due to conversion of convertible bond
(Thousand shares)	75	190	142

CANON INC.
NON-CONSOLIDATED
13. NON-CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
        (Parent company only)

Six months ended June 30, 2008	(Millions of yen)

											Difference of
	Stockholders’ equity										appreciation
											and conversion
	Common stock	Capital surplus		Retained earnings
		Additional paid-in capital	Other capital surplus								Net
					Other retained earnings						unrealized	Net
					Reserve	Reserve for		Retained			gains	Deferred
					for	deferral of		earnings		Total	(losses)	profits	Subscription	Total
				Legal	special	capital gain	Special	brought	Treasury	stockholders’	on	(losses)	rights to	net
				reserve	depreciation	on property	reserves	forward	stock	equity	securities	on hedges	shares	assets

Balance as of December 31, 2007	¥174,698	¥306,225	¥25	¥22,114	¥7,694	¥1,255	¥1,249,928	¥581,031	¥(456,186)	¥1,886,784	¥5,028	¥(1,246)	-	¥1,890,566

Changes in the term

Conversion of convertible debentures	38	37								75				75

Transfer to reserve for special depreciation					116			(116)		-				-

Reversal of reserve for special depreciation					(1,893)			1,893		-				-

Transfer to reserve for deferral of capital gain on property						795		(795)		-				-

Reversal of reserve for deferral of capital gain on property						(27)		27		-				-

Dividends from surplus								(75,663)		(75,663)				(75,663)

Net income								168,439		168,439				168,439

Purchase of treasury stock									(52)	(52)				(52)

Disposal of treasury stock			(5)						24	19				19

Net change of items other than stockholders’ equity										-	(1,887)	438	62	(1,387)

Total changes in the term	38	37	(5)	-	(1,777)	768	-	93,784	(28)	92,817	(1,887)	438	62	91,430

Balance as of June 30, 2008	¥174,736	¥306,262	¥20	¥22,114	¥5,917	¥2,023	¥1,249,928	¥674,815	¥(456,214)	¥1,979,601	¥3,141	¥(808)	¥62	¥1,981,996

1. Number of issued shares of June 30, 2008	1,333,711,360
2. Classes and number of treasury stock
(Shares)

Classes of stock	Balance as of December 31, 2007	Increase	Decrease	Balance as of June 30, 2008
common stock	72,588,428	10,315	3,869	72,594,874

3. Dividend from surplus

Decision	Classes of stock	Cash dividend	Dividend per share(yen)	Base date	Effective date
		(Millions of yen)
March 28, 2008 Annual meeting of stockholders	common stock	75,663	60.00	December 31, 2007	March 31, 2008
July 24, 2008 Board of directors’meeting	common stock	69,361	55.00	June 30, 2008	August 26, 2008

CANON INC.
NON-CONSOLIDATED

Six months ended June 30, 2007	(Millions of yen)

	Stockholders’ equity										Difference of		Total net assets
											appreciation
											and conversion
	Common stock	Capital surplus		Retained earnings					Treasury stock	Total stockholders’ equity	Net unrealized gains (losses) on securities	Net Deferred profits (losses) on hedges
		Additional paid-in capital	Other capital surplus	Legal reserve	Other retained earnings
					Reserve for special depreciation	Reserve for deferral of capital gain on property	Special reserves	Retained earnings brought forward

Balance as of December 31, 2006	¥174,603	¥306,130	¥22	¥22,114	¥12,485	¥1,292	¥1,249,928	¥340,843	¥(5,872)	¥2,101,545	¥8,899	¥(1,161)	¥2,109,283
Changes in the term
Conversion of convertible debentures	71	71								142			142
Transfer to reserve for special depreciation					536			(536)		-			-
Reversal of reserve for special depreciation					(2,829)			2,829		-			-
Reversal of reserve for deferral of capital gain on property						(19)		19		-			-
Dividends from surplus								(66,583)		(66,583)			(66,583)
Net income								200,925		200,925			200,925
Purchase of treasury stock									(200,239)	(200,239)			(200,239)
Disposal of treasury stock			4						14	17			17
Net change of items other than stockholders’ equity										-	(992)	47	(945)
Total changes in the term	71	71	4	-	(2,294)	(19)	-	136,654	(200,225)	(65,738)	(992)	47	(66,683)
Balance as of June 30, 2007	¥174,674	¥306,201	¥26	¥22,114	¥10,191	¥1,273	¥1,249,928	¥477,497	¥(206,097)	¥2,035,807	¥7,907	¥(1,114)	¥2,042,600

1. Number of issued shares of June 30, 2007	1,333,588,114
2. Classes and number of treasury stock
(Shares)

Classes of stock	Balance as of December 31, 2006	Increase	Decrease	Balance as of June 30, 2007
common stock	1,794,390	31,201,445	2,644	32,993,191

3. Dividend from surplus

Decision	Classes of stock	Cash dividend	Dividend per share(yen)	Base date	Effective date
		(Millions of yen)
March 29, 2007 Annual meeting of stockholders	common stock	66,583	50.00	December 31, 2006	March 30, 2007
July 26, 2007 Board of directors’meeting	common stock	65,030	50.00	June 30, 2007	August 24, 2007

CANON INC.
NON-CONSOLIDATED

Year ended December 31, 2007	(Millions of yen)

	Stockholders’ equity										Difference of		Total net assets
											appreciation
											and conversion
	Common stock	Capital surplus		Retained earnings					Treasury stock	Total stockholders’ equity	Net unrealized gains (losses) on securities	Net Deferred profits (losses) on hedges
		Additional paid-in capital	Other capital surplus	Legal reserve	Other retained earnings
					Reserve for special depreciation	Reserve for deferral of capital gain on property	Special reserves	Retained earnings brought forward

Balance as of December 31, 2006	¥174,603	¥306,130	¥22	¥22,114	¥12,485	¥1,292	¥1,249,928	¥340,843	¥(5,872)	¥2,101,545	¥8,899	¥(1,161)	¥2,109,283
Changes in the term
Conversion of convertible debentures	95	95								190			190
Transfer to reserve for special depreciation					609			(609)		-			-
Reversal of reserve for special depreciation					(5,400)			5,400		-			-
Reversal of reserve for deferral of capital gain on property						(37)		37		-			-
Dividends from surplus								(131,612)		(131,612)			(131,612)
Net income								366,973		366,973			366,973
Purchase of treasury stock									(450,346)	(450,346)			(450,346)
Disposal of treasury stock			3						32	35			35
Net change of items other than stockholders’ equity										-	(3,871)	(85)	(3,956)
Total changes in the term	95	95	3	-	(4,791)	(37)	-	240,188	(450,314)	(214,761)	(3,871)	(85)	(218,717)
Balance as of December 31, 2007	¥174,698	¥306,225	¥25	¥22,114	¥7,694	¥1,255	¥1,249,928	¥581,031	¥(456,186)	¥1,886,784	¥5,028	¥(1,246)	¥1,890,566

1. Number of issued shares of December 31, 2007	1,333,636,210
2. Classes and number of treasury stock
(Shares)

Classes of stock	Balance as of December 31, 2006	Increase	Decrease	Balance as of December 31, 2007
common stock	1,794,390	70,799,633	5,595	72,588,428

3.Dividend from surplus

Decision	Classes of stock	Cash dividend	Dividend per share(yen)	Base date	Effective date
		(Millions of yen)
March 29, 2007 Annual meeting of stockholders	common stock	66,583	50.00	December 31, 2006	March 30, 2007
July 26, 2007 Board of directors’meeting	common stock	65,030	50.00	June 30, 2007	August 24, 2007

CANON INC.
NON-CONSOLIDATED
14. STANDARD FOR ALLOWANCES
       ( Parent company only )
Accrued long service rewards for employees
Accrued long service rewards is maintained based on expected amounts to cover the rewards payable under the byelaw applied to long-service employee.
15. CHANGES OF BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES
        ( Parent company only )
Note to change in Accounting Policy
The Company has a byelaw for Refresh Leave to grant long service reward and refresh leave at a regular period to the employees who have been serving the company for long years in order to refresh mind and body as well as generating new energy. As the significance of amounts rose due to the increase in numbers of employees, and reinforcement of attendance record systems enabled to estimate the rational amounts of reward payable, the company changed the accounting policy for long service reward from the expense of the term in which the reward was paid, to recognization of accrued long service reward based on expected amounts under the byelaw from this interim accounting period, in order to calculate periodical profit and loss more appropriately. As a result, operating profit, ordinary profit and income before taxes have decreased by JPY 1,232million, and net income has decreased by JPY 739 million for the interim accounting period ended June 30, 2008.

Canon Inc.
July 24, 2008
CONSOLIDATED FINANCIAL RESULTS FOR THE SECOND QUARTER
AND THE FIRST HALF ENDED JUNE 30, 2008
SUPPLEMENTARY REPORT
TABLE OF CONTENTS

PAGE
1.	SALES BY REGION AND PRODUCT	S 1
2.	SEGMENT INFORMATION BY PRODUCT	S 2
3.	OTHER INCOME / DEDUCTIONS	S 2
4.	SALES COMPOSITION BY PRODUCT	S 3
5.	SALES GROWTH IN LOCAL CURRENCY (Year over year)	S 3
6.	PROFITABILITY	S 4
7.	IMPACT OF FOREIGN EXCHANGE RATES	S 4
8.	STATEMENTS OF CASH FLOWS	S 4
9.	R&D EXPENDITURE	S 5
10.	CAPITAL EXPENDITURE & DEPRECIATION AND AMORTIZATION	S 5
11.	INVENTORIES	S 5
12.	DEBT RATIO	S 5
13.	OVERSEAS PRODUCTION RATIO	S 5
14.	NUMBER OF EMPLOYEES	S 5

This document contains forward-looking statements with respect to future results, performance and achievements that are subject to risk and uncertainties and reflect management’s views and assumptions formed by available information. All statements other than statements of historical fact are statements that could be considered forward-looking statements. When used in this document, words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project” or “should” and similar expressions, as they relate to Canon, are intended to identify forward-looking statements. Many factors could cause the actual results, performance or achievements of Canon to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptance of new products or services by Canon’s targeted customers, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this document. A detailed description of these and other risk factors is included in Canon’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. Canon does not intend or assume any obligation to update these forward-looking statements.

1. SALES BY REGION AND PRODUCT	Canon Inc. (Millions of yen)

	2008			2007			Change year over year
	2nd quarter	1st half	Year	2nd quarter	1st half	Year	2nd quarter	1st half	Year
			(P)

Japan
Business machines	153,984	309,484	-	155,856	302,719	636,534	-1.2%	+2.2%	-

Office imaging products	95,927	194,330	-	92,853	183,500	384,546	+3.3%	+5.9%	-
Computer peripherals	45,175	86,585	-	47,007	86,009	186,214	-3.9%	+0.7%	-
Business information products	12,882	28,569	-	15,996	33,210	65,774	-19.5%	-14.0%	-

Cameras	34,284	67,632	-	33,243	72,887	149,892	+3.1%	-7.2%	-

Optical and other products	30,550	69,483	-	36,744	82,696	161,161	-16.9%	-16.0%	-

Total	218,818	446,599	944,700	225,843	458,302	947,587	-3.1%	-2.6%	-0.3%

Overseas
Business machines	543,224	1,079,510	-	575,340	1,143,868	2,299,008	-5.6%	-5.6%	-

Office imaging products	215,648	404,769	-	234,013	448,928	906,242	-7.8%	-9.8%	-
Computer peripherals	318,477	656,576	-	330,583	674,678	1,351,297	-3.7%	-2.7%	-
Business information products	9,099	18,165	-	10,744	20,262	41,469	-15.3%	-10.3%	-

Cameras	276,132	461,779	-	263,888	446,687	1,002,771	+4.6%	+3.4%	-

Optical and other products	67,720	125,544	-	61,860	117,867	231,980	+9.5%	+6.5%	-

Total	887,076	1,666,833	3,645,300	901,088	1,708,422	3,533,759	-1.6%	-2.4%	+3.2%

Americas
Business machines	197,333	391,114	-	219,612	447,382	888,189	-10.1%	-12.6%	-

Office imaging products	81,019	151,898	-	95,793	186,908	373,093	-15.4%	-18.7%	-
Computer peripherals	112,461	231,146	-	118,510	250,765	495,676	-5.1%	-7.8%	-
Business information products	3,853	8,070	-	5,309	9,709	19,420	-27.4%	-16.9%	-

Cameras	103,248	167,514	-	101,197	165,340	390,768	+2.0%	+1.3%	-

Optical and other products	14,204	26,821	-	14,516	29,227	57,211	-2.1%	-8.2%	-

Total	314,785	585,449	1,261,700	335,325	641,949	1,336,168	-6.1%	-8.8%	-5.6%

Europe
Business machines	257,620	515,385	-	267,833	524,656	1,067,998	-3.8%	-1.8%	-

Office imaging products	106,645	201,060	-	109,097	208,054	423,925	-2.2%	-3.4%	-
Computer peripherals	146,867	306,103	-	154,590	308,183	626,236	-5.0%	-0.7%	-
Business information products	4,108	8,222	-	4,146	8,419	17,837	-0.9%	-2.3%	-

Cameras	110,325	179,416	-	105,803	176,795	388,651	+4.3%	+1.5%	-

Optical and other products	11,563	21,823	-	10,952	20,928	42,637	+5.6%	+4.3%	-

Total	379,508	716,624	1,578,700	384,588	722,379	1,499,286	-1.3%	-0.8%	+5.3%

Other areas
Business machines	88,271	173,011	-	87,895	171,830	342,821	+0.4%	+0.7%	-

Office imaging products	27,984	51,811	-	29,123	53,966	109,224	-3.9%	-4.0%	-
Computer peripherals	59,149	119,327	-	57,483	115,730	229,385	+2.9%	+3.1%	-
Business information products	1,138	1,873	-	1,289	2,134	4,212	-11.7%	-12.2%	-

Cameras	62,559	114,849	-	56,888	104,552	223,352	+10.0%	+9.8%	-

Optical and other products	41,953	76,900	-	36,392	67,712	132,132	+15.3%	+13.6%	-

Total	192,783	364,760	804,900	181,175	344,094	698,305	+6.4%	+6.0%	+15.3%

Total
Business machines	697,208	1,388,994	2,930,400	731,196	1,446,587	2,935,542	-4.6%	-4.0%	-0.2%

Office imaging products	311,575	599,099	1,262,300	326,866	632,428	1,290,788	-4.7%	-5.3%	-2.2%
Computer peripherals	363,652	743,161	1,571,600	377,590	760,687	1,537,511	-3.7%	-2.3%	+2.2%
Business information products	21,981	46,734	96,500	26,740	53,472	107,243	-17.8%	-12.6%	-10.0%

Cameras	310,416	529,411	1,220,600	297,131	519,574	1,152,663	+4.5%	+1.9%	+5.9%

Optical and other products	98,270	195,027	439,000	98,604	200,563	393,141	-0.3%	-2.8%	+11.7%

Total	1,105,894	2,113,432	4,590,000	1,126,931	2,166,724	4,481,346	-1.9%	-2.5%	+2.4%

(P)=Projection

- S1 -

2. SEGMENT INFORMATION BY PRODUCT	Canon Inc. (Millions of yen)

	2008			2007			Change year over year
	2nd quarter	1st half	Year	2nd quarter	1st half	Year	2nd quarter	1st half	Year
			(P)

Business machines
Unaffiliated customers	697,208	1,388,994	2,930,400	731,196	1,446,587	2,935,542	-4.6%	-4.0%	-0.2%
Intersegment	-	-	-	-	-	-	-	-	-

Total sales	697,208	1,388,994	2,930,400	731,196	1,446,587	2,935,542	-4.6%	-4.0%	-0.2%

Operating profit	139,859	303,038	648,900	158,960	335,471	650,261	-12.0%	-9.7%	-0.2%
% of sales	20.1%	21.8%	22.1%	21.7%	23.2%	22.2%	-	-	-

Cameras
Unaffiliated customers	310,416	529,411	1,220,600	297,131	519,574	1,152,663	+4.5%	+1.9%	+5.9%
Intersegment	-	-	-	-	-	-	-	-	-

Total sales	310,416	529,411	1,220,600	297,131	519,574	1,152,663	+4.5%	+1.9%	+5.9%

Operating profit	66,859	112,585	297,100	76,773	137,303	307,426	-12.9%	-18.0%	-3.4%
% of sales	21.5%	21.3%	24.3%	25.8%	26.4%	26.7%	-	-	-

Optical and other products
Unaffiliated customers	98,270	195,027	439,000	98,604	200,563	393,141	-0.3%	-2.8%	+11.7%
Intersegment	65,702	121,917	263,500	56,258	107,917	238,659	+16.8%	+13.0%	+10.4%

Total sales	163,972	316,944	702,500	154,862	308,480	631,800	+5.9%	+2.7%	+11.2%

Operating profit	187	5,517	31,400	3,393	21,385	21,080	-94.5%	-74.2%	+49.0%
% of sales	0.1%	1.7%	4.5%	2.2%	6.9%	3.3%	-	-	-

Corporate and Eliminations
Unaffiliated customers	-	-	-	-	-	-	-	-	-
Intersegment	(65,702)	(121,917)	(263,500)	(56,258)	(107,917)	(238,659)	-	-	-

Total sales	(65,702)	(121,917)	(263,500)	(56,258)	(107,917)	(238,659)	-	-	-

Operating profit	(46,752)	(90,157)	(207,400)	(57,653)	(105,283)	(222,094)	-	-	-

Consolidated
Unaffiliated customers	1,105,894	2,113,432	4,590,000	1,126,931	2,166,724	4,481,346	-1.9%	-2.5%	+2.4%
Intersegment	-	-	-	-	-	-	-	-	-

Total sales	1,105,894	2,113,432	4,590,000	1,126,931	2,166,724	4,481,346	-1.9%	-2.5%	+2.4%

Operating profit	160,153	330,983	770,000	181,473	388,876	756,673	-11.7%	-14.9%	+1.8%
% of sales	14.5%	15.7%	16.8%	16.1%	17.9%	16.9%	-	-	-

(P)=Projection

3. OTHER INCOME / DEDUCTIONS								(Millions of yen)

	2008			2007			Change year over year
	2nd quarter	1st half	Year	2nd quarter	1st half	Year	2nd quarter	1st half	Year
			(P)

Interest and dividend, net	4,522	10,303	16,800	8,710	16,572	31,348	(4,188)	(6,269)	(14,548)
Forex gain / loss	5,462	(5,114)	(12,000)	397	(10,520)	(31,943)	+5,065	+5,406	+19,943
Equity earnings / loss of affiliated companies	(1,217)	(1,053)	(1,200)	2,631	5,285	5,634	(3,848)	(6,338)	(6,834)
Other, net	3,683	4,126	11,400	5,086	5,928	6,676	(1,403)	(1,802)	+4,724

Total	12,450	8,262	15,000	16,824	17,265	11,715	(4,374)	(9,003)	+3,285

(P)=Projection

- S2 -

4. SALES COMPOSITION BY PRODUCT	Canon Inc.

	2008			2007
	2nd quarter	1st half	Year	2nd quarter	1st half	Year
			(P)

Office imaging products
Monochrome copying machines	42%	42%	41%	47%	46%	45%
Color copying machines	37%	37%	37%	34%	35%	35%
Others	21%	21%	22%	19%	19%	20%

Computer peripherals
Laser beam printers	73%	74%	73%	74%	75%	73%
Inkjet printers	26%	25%	26%	25%	24%	26%
Others	1%	1%	1%	1%	1%	1%

Business information products
Personal computers	58%	60%	60%	60%	62%	62%
Others	42%	40%	40%	40%	38%	38%

Cameras
Digital cameras	75%	75%	76%	77%	76%	76%
Video cameras	9%	8%	8%	8%	8%	8%
Interchangeable lenses and others	16%	17%	16%	15%	16%	16%

Optical and other products
Semiconductor production equipment	47%	47%	47%	49%	50%	46%
Others	53%	53%	53%	51%	50%	54%

(P)=Projection

* Figures related to analog personal copying machines, which were included in “Monochrome copying machines” of “Office imaging products,” are now included in “Others” of “Office imaging products.” Past figures have been reclassified to conform with the new presentation.

* The segment previously named “Film cameras / Lenses” is now named “Interchangeable lenses and others.”

5. SALES GROWTH IN LOCAL CURRENCY (Year over year)

	2008
	2nd quarter	1st half	Year
			(P)

Business machines
Japan	-1.2%	+2.2%	-
Overseas	+3.1%	+2.6%	-

Total	+2.2%	+2.6%	+5.4%

Cameras
Japan	+3.1%	-7.2%	-
Overseas	+13.3%	+11.6%	-

Total	+12.2%	+9.0%	+11.5%

Optical and other products
Japan	-16.9%	-16.0%	-
Overseas	+14.2%	+11.7%	-

Total	+2.6%	+0.3%	+14.2%

Total
Japan	-3.1%	-2.6%	-0.3%
Overseas	+6.9%	+5.6%	+9.9%
Americas	+8.2%	+4.5%	+5.8%
Europe	+1.0%	+1.5%	+7.0%
Other areas	+17.0%	+16.2%	+24.2%

Total	+4.9%	+3.9%	+7.8%

			(P)=Projection

- S3 -

6. PROFITABILITY					Canon Inc.

	2008		2007
	1st half	Year (P)	1st half	Year

ROE	14.5%	16.4%	16.8%	16.5%

ROA	9.6%	10.8%	11.2%	10.8%

				(P)=Projection
7. IMPACT OF FOREIGN EXCHANGE RATES
(1) Exchange rates					(Yen)

	2008			2007
	1st half	2nd half (P)	Year (P)	1st half	Year

Yen/US$	104.69	105.00	104.86	120.07	117.50
Yen/Euro	160.69	165.00	163.03	159.77	161.41

					(P)=Projection

(2) Impact of foreign exchange rates on sales (Year over year)		(Billions of yen)

	2008
	1st half	Year (P)

US$	(118.9)	(214.7)
Euro	+3.1	+11.3
Other currencies	(1.5)	(5.5)

Total	(117.3)	(208.9)

		(P)=Projection

(3) Impact of foreign exchange rates per yen	(Billions of yen)

	2008
	2nd half (P)

On sales
US$	9.4
Euro	4.0

On operating profit
US$	5.5
Euro	3.1

	(P)=Projection
8. STATEMENTS OF CASH FLOWS				(Millions of yen)

	2008		2007
	1st half	Year (P)	1st half	Year

Net cash provided by operating activities
Net income	214,485	500,000	255,183	488,332
Depreciation and amortization	163,690	365,000	143,244	341,694
Other, net	(42,577)	(125,000)	41,897	9,243

Total	335,598	740,000	440,324	839,269

Net cash used in investing activities	(289,541)	(505,000)	(209,353)	(432,485)

Free cash flow	46,057	235,000	230,971	406,784

Net cash used in financing activities	(84,970)	(170,000)	(279,770)	(604,383)

Effect of exchange rate changes on cash and cash equivalents	(39,155)	(49,500)	1,901	(13,564)

Net change in cash and cash equivalents	(78,068)	15,500	(46,898)	(211,163)

Cash and cash equivalents at end of period	866,395	960,000	1,108,728	944,463

				(P)=Projection

- S4 -

9. R&D EXPENDITURE			(Millions of yen)		Canon Inc.
	2008		2007
	1st half	Year (P)	1st half	Year

Business machines	60,838	-	57,496	122,570
Cameras	23,628	-	22,184	44,304
Optical and other products	90,997	-	90,587	201,387

Total	175,463	375,000	170,267	368,261

% of sales	8.3%	8.2%	7.9%	8.2%

				(P)=Projection
10. CAPITAL EXPENDITURE & DEPRECIATION AND AMORTIZATION

(Millions of yen)
	2008		2007
	1st half	Year (P)	1st half	Year
Capital expenditure	174,677	430,000	196,342	428,549
Depreciation and amortization	163,690	365,000	143,244	341,694
(P)=Projection
11. INVENTORIES

(1) Inventories	(Millions of yen)
	2008	2007	Difference
	Jun.30	Dec.31
Business machines	291,745	277,444	+14,301
Cameras	128,813	107,406	+21,407
Optical and other products	193,621	178,624	+14,997

Total	614,179	563,474	+50,705

(2) Inventories/Sales* (Days)

	2008	2007	Difference
	Jun.30	Dec.31
Business machines	38	34	+4
Cameras	44	31	+13
Optical and other products	181	169	+12
Total	53	44	+9

*Index based on the previous six months sales.
12. DEBT RATIO

	2008	2007	Difference
	Jun.30	Dec.31
Total debt / Total assets	0.6%	0.6%	0.0%

13. OVERSEAS PRODUCTION RATIO

	2008	2007
	1st half	Year
Overseas production ratio	40%	40%

14. NUMBER OF EMPLOYEES

	2008	2007	Difference
	Jun.30	Dec.31
Japan	58,906	55,227	+3,679
Overseas	83,585	76,125	+7,460

Total	142,491	131,352	+11,139

- S5 -